LIGHTHOUSE LIFE CAPITAL, LLC

SUPPLEMENT NO. 2 DATED JANUARY 13, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2020

This document supplements, and should be read in conjunction with, the offering circular of Lighthouse Life Capital, LLC (“we,” “our” or “us”), dated December 30, 2020 and filed by us with the Securities and Exchange Commission, or the Commission, on December 30, 2020, or the Offering Circular and Supplement No. 1 to the Offering Circular dated January 8, 2021. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose revisions to the Offering Circular under Description of Bonds and elsewhere, to reflect the following changes to the Indenture, Form of Class A Bond and Form of Class B Bond:

CHANGES TO THE DESCRIPTION OF BONDS

Pursuant to Section 4.08 of the Indenture, the Bond Service Reserve in the amount of three percent (3%) of the net proceeds from the sale of Bonds, will be held in a separate account by the Trustee for as long as the Bonds are outstanding. Additionally, a non-appealable judgment or order for the payment of money in excess of $10 million will constitute an Event of Default.

Further, if an Event of Default occurs or is continuing, the Bonds will continue to accrue interest at each Bond’s stated interest rate.

The foregoing is a summary and is qualified in its entirety by the Indenture by and between and us and UMB Bank, N.A., the Form of Class A Bond and the Form of Class B Bond, copies of which are filed as Exhibit Nos. 3.1, 3.2 and 3.3 to the Current Report on Form 1-U, dated January 13, 2021, and incorporated by reference into this Supplement No. 2.